
03057000


RECEIVED
APR 2 9 2003
207
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

First Horizon Asset Securities Inc.	**0001081915**
(Exact Name of Registrant as Specified in Charter)	(CIK Number)
Current Report on Form 8-K dated as of April 25, 2003	**333-100663**
(Electronic Report, Schedule of Registration Statement of Which the Documents Are a Part)	(Commission File Number)


PROCESSED
APR 30 2003
THOMSON
FINANCIAL

N/A
(Name of Person Filing the Document, if Other than the Registrant)

DAL:399127.1

Item 7. Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description
99.1	Computational Materials provided by Morgan Stanley & Co. Incorporated

Signature

The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee.

FIRST HORIZON ASSET SECURITIES INC.

April 25, 2003

By: 
Senior Vice President -Asset Securitization

EXHIBIT 99.1

Computational Materials provided by
Morgan Stanley & Co. Incorporated

[begins on next page]

fhasi03-4-15-final -- II-A2

Morgan Stanley

Balance	$12,278,500.00	Delay	0	Index	LIBOR_1MO \| 1.31	WAC	5.469690714
Coupon	1.760	Dated	04/25/2003	Mult / Margin	1.0 / .45	NET	5
Settle	04/30/2003	First Payment	05/25/2003	Cap / Floor	8.5 / .45	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 750
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-11	1.87	1.90	1.92	1.94	1.95	1.97	2.04
99-15	1.85	1.87	1.89	1.90	1.91	1.93	1.99
99-19	1.83	1.85	1.86	1.87	1.88	1.90	1.93
99-23	1.81	1.82	1.83	1.84	1.84	1.86	1.88
99-27	1.79	1.80	1.80	1.81	1.81	1.82	1.83
99-31	**1.77**	**1.77**	**1.77**	**1.77**	**1.78**	**1.78**	**1.78**
100-03	1.75	1.75	1.74	1.74	1.74	1.74	1.73
100-07	1.73	1.72	1.71	1.71	1.71	1.70	1.68
100-11	1.71	1.70	1.68	1.68	1.67	1.66	1.63
100-15	1.69	1.67	1.66	1.65	1.64	1.62	1.58
100-19	1.67	1.65	1.63	1.61	1.60	1.58	1.52
WAL	**6.67**	**5.40**	**4.49**	**4.13**	**3.82**	**3.33**	**2.53**
Mod Durn	**6.11**	**5.00**	**4.20**	**3.89**	**3.61**	**3.17**	**2.44**
Mod Convexity	**0.56**	**0.40**	**0.29**	**0.25**	**0.21**	**0.16**	**0.09**
Principal Window	**May03 - Mar18**	**May03 - Mar18**	**May03 - Mar18**	**May03 - Mar18**	**May03 - Mar18**	**May03 - Mar18**	**May03 - Mar18**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA

Yield Curve	Mat	3MO	6MO	1YR	2YR	5YR	10YR	30YR
	Yld	1.11	1.11	1.11	1.67	2.96	3.97	4.95

4/23/2003 05:17 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr ument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms o f any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case m ay be, prepared by the issuer which could contain material information not contained herein and to which the pr ospective purchasers are referred. In the event of any such offering, this inf ormation shall be deemed superseded, amended and supplem ented in its entirety by such Prospect us or Private Placement Memorandum. Such Prospectus or Private Placement Mem orandum will contain all material information in respect of any securities of fered thereby and any decision to invest in such securities shoul d be made solely in reliance upon such Prospectus or Private Placement Memorandum . Certain assumptions may have been m ade in this analysis which have resulted in any returns det ailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a m aterial impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to t his information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availabili ty are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recomm end that such investors obtain the advice of thei r Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. repre sentative about the i nvestments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFI NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi03-4-30-final -- I-A11

Morgan Stanley

Balance	$32,500,000.00	Delay	24	WAC	6.009316705
Coupon	5.500	Dated	04/01/2003	NET	5.5
Settle	04/30/2003	First Payment	05/25/2003	WAM	359

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 750
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99.78906250	5.55	5.55	5.54	5.54	5.54	5.54	5.53
99.91406250	5.53	5.53	5.53	5.53	5.52	5.52	5.51
100.03906250	5.52	5.52	5.51	5.51	5.51	5.50	5.48
100.16406250	5.51	5.50	5.50	5.49	5.49	5.49	5.46
100.28906250	5.50	5.49	5.48	5.48	5.47	5.47	5.43
100.41406250	**5.48**	**5.47**	**5.46**	**5.46**	**5.46**	**5.45**	**5.41**
100.53906250	5.47	5.46	5.45	5.44	5.44	5.43	5.38
100.66406250	5.46	5.44	5.43	5.43	5.42	5.41	5.36
100.78906250	5.44	5.43	5.42	5.41	5.40	5.40	5.33
100.91406250	5.43	5.41	5.40	5.39	5.39	5.38	5.31
101.03906250	5.42	5.40	5.38	5.38	5.37	5.36	5.28
WAL	**15.35**	**12.54**	**10.89**	**10.30**	**9.83**	**9.10**	**6.06**
Mod Durn	**9.67**	**8.51**	**7.76**	**7.48**	**7.25**	**6.87**	**5.00**
Mod Convexity	**1.38**	**1.04**	**0.83**	**0.76**	**0.71**	**0.62**	**0.31**
Principal Window	**May08 - Mar33**	**May08 - Mar33**	**May08 - Mar33**	**May08 - Mar33**	**May08 - Mar33**	**May08 - Mar33**	**Jan08 - Mar33**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	1.12618	1.15921	1.19658	1.65772	2.94336	3.98498	4.90248

4/23/2003 05:13 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr ument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms o f any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case m ay be, prepared by the issuer which could contain material information not contained herein and to which the pr ospective purchasers are referred. In the event of any such offering, this inf ormation shall be deemed superseded, amended and supplem ented in its entirety by such Prospect us or Private Placement Memorandum. Such Prospectus or Private Placement Mem orandum will contain all material information in respect of any securities of fered thereby and any decision to invest in such securities shoul d be made solely in reliance upon such Prospectus or Private Placement Memorandum . Certain assumptions may have been m ade in this analysis which have resulted in any returns det ailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a m aterial impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to t his information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availabil ty are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recomm end that such investors obtain the advice of thei r Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. repre sentative about the i nvestments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFI NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi03-4-30-final -- I-A11

Morgan Stanley

Balance	$32,500,000.00	Delay	24	WAC	6.009316705
Coupon	5.500	Dated	04/01/2003	NET	5.5
Settle	04/30/2003	First Payment	05/25/2003	WAM	359

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 750
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
98.87500000	5.64	5.65	5.66	5.67	5.67	5.67	5.72
99.00000000	5.63	5.64	5.65	5.65	5.65	5.66	5.69
99.12500000	5.62	5.62	5.63	5.63	5.63	5.64	5.67
99.25000000	5.60	5.61	5.61	5.61	5.62	5.62	5.64
99.37500000	5.59	5.59	5.60	5.60	5.60	5.60	5.62
99.50000000	**5.58**	**5.58**	**5.58**	**5.58**	**5.58**	**5.58**	**5.59**
99.62500000	5.56	5.56	5.56	5.56	5.56	5.56	5.57
99.75000000	5.55	5.55	5.55	5.55	5.55	5.55	5.54
99.87500000	5.54	5.53	5.53	5.53	5.53	5.53	5.52
100.00000000	5.53	5.52	5.52	5.51	5.51	5.51	5.49
100.12500000	5.51	5.51	5.50	5.50	5.50	5.49	5.47
WAL	**15.35**	**12.54**	**10.89**	**10.30**	**9.83**	**9.10**	**6.06**
Mod Durn	**9.63**	**8.48**	**7.74**	**7.46**	**7.22**	**6.85**	**4.99**
Mod Convexity	**1.37**	**1.03**	**0.83**	**0.76**	**0.70**	**0.62**	**0.31**
Principal Window	**May08 - Mar33**	**May08 - Mar33**	**May08 - Mar33**	**May08 - Mar33**	**May08 - Mar33**	**May08 - Mar33**	**Jan08 - Mar33**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA

Yield Curve

Mat	1MO	3MO	6MO	2YR	5YR	10YR	30YR
Yld	1.12618	1.15921	1.19658	1.65772	2.94336	3.98498	4.90248

4/23/2003 05:14 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr ument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms o f any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case m ay be, prepared by the issuer which could contain material information not contained herein and to which the pr ospective purchasers are referred. In the event of any such offering, this inf ormation shall be deemed superseded, amended and supplem ented in its entirety by such Prospect us or Private Placement Memorandum. Such Prospectus or Private Placement Mem orandum will contain all material information in respect of any securities of fered thereby and any decision to invest in such securities shoul d be made solely in reliance upon such Prospectus or Private Placement Memorandum . Certain assumptions may have been m ade in this analysis which have resulted in any returns det ailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a m aterial impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to t his information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availabili ty are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recomm end that such investors obtain the advice of thei r Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd repre sentative about the i nvestments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFI NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi03-4-30-final -- I-A4

Morgan Stanley

Balance	$15,000,000.00	Delay	24	WAC	6.009316705
Coupon	5.000	Dated	04/01/2003	NET	5.5
Settle	04/30/2003	First Payment	05/25/2003	WAM	359

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 750
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99.78906250	5.04	5.02	5.01	5.01	5.00	4.99	4.98
99.91406250	5.02	4.99	4.97	4.96	4.95	4.93	4.90
100.03906250	5.01	4.96	4.92	4.91	4.90	4.87	4.82
100.16406250	4.99	4.93	4.88	4.86	4.84	4.81	4.74
100.28906250	4.98	4.90	4.84	4.81	4.79	4.75	4.67
100.41406250	**4.96**	**4.87**	**4.79**	**4.77**	**4.74**	**4.69**	**4.59**
100.53906250	4.95	4.84	4.75	4.72	4.69	4.63	4.51
100.66406250	4.93	4.81	4.71	4.67	4.63	4.57	4.44
100.78906250	4.92	4.77	4.67	4.62	4.58	4.51	4.36
100.91406250	4.90	4.74	4.62	4.57	4.53	4.45	4.28
101.03906250	4.89	4.71	4.58	4.53	4.48	4.39	4.21
WAL	**11.81**	**4.70**	**3.24**	**2.87**	**2.60**	**2.23**	**1.73**
Mod Durn	**8.22**	**4.02**	**2.89**	**2.59**	**2.37**	**2.06**	**1.62**
Mod Convexity	**1.05**	**0.23**	**0.12**	**0.09**	**0.08**	**0.06**	**0.04**
Principal Window	**May03 - Apr22**	**May03 - May12**	**May03 - Dec08**	**May03 - Mar08**	**May03 - Aug07**	**May03 - Nov06**	**May03 - Dec05**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA

Yield Curve							
Mat	1MO	3MO	6MO	2YR	5YR	10YR	30YR
Yld	1.12618	1.15921	1.19658	1.65772	2.94336	3.98498	4.90248

4/23/2003 05:11 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr ument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms o f any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case m ay be, prepared by the issuer which could contain material information not contained herein and to which the pr ospective purchasers are referred. In the event of any such offering, this inf ormation shall be deemed superseded, amended and supplem ented in its entirety by such Prospect us or Private Placement Memorandum. Such Prospectus or Private Placement Mem orandum will contain all material information in respect of any securities of fered thereby and any decision to invest in such securities shoul d be made solely in reliance upon such Prospectus or Private Placement Memorandum . Certain assumptions may have been m ade in this analysis which have resulted in any returns det ailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a m aterial impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to t his information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availabili ty are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recomm end that such investors obtain the advice of thei r Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. repre sentative about the i nvestments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFI NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi03-4-30-final -- I-A6

Morgan Stanley

Balance	$50,000,000.00	Delay	0	Index	LIBOR_1MO \| 1.31	WAC	6.009316705
Coupon	1.800	Dated	04/25/2003	Mult / Margin	1.0 / .5	NET	5.5
Settle	04/30/2003	First Payment	05/25/2003	Cap / Floor	8.5 / .5	WAM	359

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 750
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-09	1.92	1.98	2.03	2.05	2.08	2.11	2.19
99-13	1.90	1.95	1.99	2.01	2.03	2.06	2.13
99-17	1.88	1.92	1.96	1.97	1.99	2.01	2.06
99-21	1.86	1.89	1.92	1.93	1.94	1.96	2.00
99-25	1.85	1.87	1.88	1.89	1.90	1.91	1.93
99-29	**1.83**	**1.84**	**1.84**	**1.85**	**1.85**	**1.86**	**1.87**
100-01	1.81	1.81	1.81	1.81	1.81	1.80	1.80
100-05	1.80	1.78	1.77	1.77	1.76	1.75	1.73
100-09	1.78	1.75	1.73	1.72	1.72	1.70	1.67
100-13	1.76	1.73	1.70	1.68	1.67	1.65	1.60
100-17	1.74	1.70	1.66	1.64	1.63	1.60	1.54
WAL	**7.99**	**4.84**	**3.55**	**3.18**	**2.90**	**2.51**	**1.97**
Mod Durn	**7.18**	**4.53**	**3.38**	**3.04**	**2.79**	**2.42**	**1.91**
Mod Convexity	**0.79**	**0.30**	**0.16**	**0.13**	**0.11**	**0.08**	**0.05**
Principal Window	**May03 - Apr22**	**May03 - Dec14**	**May03 - Jan11**	**May03 - Nov09**	**May03 - Feb09**	**May03 - Jan08**	**May03 - Sep06**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	1.12618	1.15921	1.19658	1.65772	2.94336	3.98498	4.90248

4/23/2003 05 06 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr ument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms o f any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case m ay be, prepared by the issuer which could contain material information not contained herein and to which the pr ospective purchasers are referred. In the event of any such offering, this inf ormation shall be deemed superseded, amended and supplem ented in its entirety by such Prospect us or Private Placement Memorandum. Such Prospectus or Private Placement Mem orandum will contain all material information in respect of any securities of fered thereby and any decision to invest in such securities shoul d be made solely in reliance upon such Prospectus or Private Placement Memorandum . Certain assumptions may have been m ade in this analysis which have resulted in any returns det ailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a m aterial impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to t his information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availabili ty are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recomm end that such investors obtain the advice of thei r Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. repre sentative about the i nvestments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFI NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi03-4-30-final -- I-A7

Morgan Stanley

Balance	$50,000,000.00	Delay	0	Index	LIBOR_1MO \| 1.31	WAC	6.009316705
Coupon	6.700	Dated	04/25/2003	Mult / Margin	-1 / 8.	NET	5.5
Settle	04/30/2003	First Payment	05/25/2003	Cap / Floor	8. / 0.	WAM	359

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 750
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
7.75416667	95.49	89.93	84.07	81.04	77.98	71.86	57.01
7.87916667	93.54	87.94	82.03	78.98	75.90	69.74	54.80
8.00416667	91.66	86.03	80.07	77.00	73.89	67.68	52.67
8.12916667	89.85	84.18	78.18	75.08	71.95	65.70	50.60
8.25416667	88.10	82.39	76.34	73.22	70.07	63.77	48.60
8.37916667	**86.41**	**80.67**	**74.57**	**71.42**	**68.24**	**61.91**	**46.66**
8.50416667	84.78	79.00	72.85	69.68	66.48	60.10	44.78
8.62916667	83.20	77.38	71.19	67.99	64.77	58.35	42.95
8.75416667	81.67	75.82	69.58	66.36	63.11	56.65	41.18
8.87916667	80.19	74.30	68.02	64.77	61.50	55.00	39.46
9.00416667	78.76	72.83	66.50	63.23	59.94	53.39	37.78
WAL	**7.99**	**4.84**	**3.55**	**3.18**	**2.90**	**2.51**	**1.97**
Mod Durn	**0.89**	**0.87**	**0.85**	**0.83**	**0.82**	**0.80**	**0.77**
Mod Convexity	**0.02**	**0.02**	**0.02**	**0.02**	**0.01**	**0.01**	**0.01**
Principal Window	**NA - NA**	**NA - NA**	**NA - NA**	**NA - NA**	**NA - NA**	**NA - NA**	**NA - NA**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	1.12618	1.15921	1.19658	1.65772	2.94336	3.98498	4.90248

4/23/2003 05:09 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr ument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms o f any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case m ay be, prepared by the issuer which could contain material information not contained herein and to which the pr ospective purchasers are referred. In the event of any such offering, this inf ormation shall be deemed superseded, amended and supplem ented in its entirety by such Prospect us or Private Placement Memorandum. Such Prospectus or Private Placement Mem orandum will contain all material information in respect of any securities of fered thereby and any decision to invest in such securities shoul d be made solely in reliance upon such Prospectus or Private Placement Memorandum . Certain assumptions may have been m ade in this analysis which have resulted in any returns det ailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a m aterial impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to t his information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availabil ty are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recomm end that such investors obtain the advice of thei r Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. repre sentative about the i nvestments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFI NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi03-4-30-final -- I-A9

Morgan Stanley

Balance	$10,175,000.00	Delay	24	WAC	6.009316705
Coupon	5.500	Dated	04/01/2003	NET	5.5
Settle	04/30/2003	First Payment	05/25/2003	WAM	359

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 750
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101.12500000	5.17	5.17	5.17	5.17	5.16	5.13	5.03
101.25000000	5.13	5.13	5.13	5.13	5.13	5.09	4.99
101.37500000	5.10	5.10	5.10	5.10	5.09	5.06	4.95
101.50000000	5.07	5.07	5.07	5.07	5.06	5.02	4.90
101.62500000	5.03	5.03	5.03	5.03	5.03	4.99	4.86
101.75000000	**5.00**	**5.00**	**5.00**	**5.00**	**4.99**	**4.95**	**4.82**
101.87500000	4.97	4.97	4.97	4.97	4.96	4.91	4.77
102.00000000	4.94	4.94	4.94	4.94	4.93	4.88	4.73
102.12500000	4.90	4.90	4.90	4.90	4.89	4.84	4.69
102.25000000	4.87	4.87	4.87	4.87	4.86	4.81	4.64
102.37500000	4.84	4.84	4.84	4.84	4.83	4.77	4.60
WAL	**4.41**	**4.41**	**4.41**	**4.41**	**4.34**	**3.96**	**3.15**
Mod Durn	**3.74**	**3.74**	**3.74**	**3.74**	**3.69**	**3.42**	**2.81**
Mod Convexity	**0.21**	**0.21**	**0.21**	**0.21**	**0.20**	**0.17**	**0.11**
Principal Window	**May03 - Jun11**	**May03 - Jun11**	**May03 - Jun11**	**May03 - Jun11**	**May03 - Jul10**	**May03 - Feb09**	**May03 - May07**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	1.12618	1.15921	1.19658	1.65772	2.94336	3.98498	4.90248

4/23/2003 05.12 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr ument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms o f any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case m ay be, prepared by the issuer which could contain material information not contained herein and to which the pr ospective purchasers are referred. In the event of any such offering, this inf ormation shall be deemed superseded, amended and supplem ented in its entirety by such Prospect us or Private Placement Memorandum. Such Prospectus or Private Placement Mem orandum will contain all material information in respect of any securities of fered thereby and any decision to invest in such securities shoul d be made solely in reliance upon such Prospectus or Private Placement Memorandum . Certain assumptions may have been m ade in this analysis which have resulted in any returns det ailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a m aterial impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to t his information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availabil ty are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recomm end that such investors obtain the advice of thei r Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. repre sentative about the i nvestments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFI NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi03-4-15-final -- II-A1

Morgan Stanley

Balance	$66,115,500.00	Delay	24	WAC	5.469690714
Coupon	4.350	Dated	04/01/2003	NET	5
Settle	04/30/2003	First Payment	05/25/2003	WAM	179

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 750
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-11	4.46	4.47	4.49	4.49	4.50	4.51	4.55
99-15	4.43	4.44	4.45	4.46	4.46	4.47	4.49
99-19	4.41	4.42	4.42	4.42	4.42	4.43	4.44
99-23	4.39	4.39	4.39	4.39	4.39	4.39	4.39
99-27	4.36	4.36	4.35	4.35	4.35	4.34	4.33
99-31	**4.34**	**4.33**	**4.32**	**4.32**	**4.31**	**4.30**	**4.28**
100-03	4.32	4.30	4.29	4.28	4.27	4.26	4.22
100-07	4.30	4.28	4.26	4.25	4.24	4.22	4.17
100-11	4.27	4.25	4.23	4.21	4.20	4.18	4.12
100-15	4.25	4.22	4.19	4.18	4.16	4.13	4.06
100-19	4.23	4.19	4.16	4.14	4.13	4.09	4.01
WAL	**6.67**	**5.40**	**4.49**	**4.13**	**3.82**	**3.33**	**2.53**
Mod Durn	**5.42**	**4.51**	**3.84**	**3.57**	**3.34**	**2.95**	**2.31**
Mod Convexity	**0.46**	**0.33**	**0.25**	**0.21**	**0.19**	**0.14**	**0.09**
Principal Window	**May03 - Mar18**	**May03 - Mar18**	**May03 - Mar18**	**May03 - Mar18**	**May03 - Mar18**	**May03 - Mar18**	**May03 - Mar18**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA

Yield Curve	Mat	3MO	6MO	1YR	2YR	5YR	10YR	30YR
	Yld	1.11	1.11	1.11	1.67	2.96	3.97	4.95

4/23/2003 05:16 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr ument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms o f any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case m ay be, prepared by the issuer which could contain material information not contained herein and to which the pr ospective purchasers are referred. In the event of any such offering, this inf ormation shall be deemed superseded, amended and supplem ented in its entirety by such Prospect us or Private Placement Memorandum. Such Prospectus or Private Placement Mem orandum will contain all material information in respect of any securities of fered thereby and any decision to invest in such securities shoul d be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been m ade in this analysis which have resulted in any returns det ailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a m aterial impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to t his information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availabil ty are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recomm end that such investors obtain the advice of thei r Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. repre sentative about the i nvestments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFI NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

fhasi03-4-30-final -- I-A10

Morgan Stanley

Balance	$18,000,000.00	Delay	24	WAC	6.009316705
Coupon	5.500	Dated	04/01/2003	NET	5.5
Settle	04/30/2003	First Payment	05/25/2003	WAM	359

Price	PSA 100	PSA 200	PSA 300	PSA 350	PSA 400	PSA 500	PSA 750
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
90.85156250	5.97	6.10	6.28	6.40	6.55	6.95	7.73
90.97656250	5.97	6.09	6.27	6.39	6.53	6.93	7.70
91.10156250	5.96	6.09	6.26	6.38	6.52	6.91	7.67
91.22656250	5.96	6.08	6.25	6.36	6.50	6.89	7.64
91.35156250	5.95	6.07	6.24	6.35	6.49	6.87	7.60
91.47656250	**5.94**	**6.06**	**6.23**	**6.34**	**6.47**	**6.85**	**7.57**
91.60156250	5.94	6.05	6.22	6.33	6.46	6.83	7.54
91.72656250	5.93	6.05	6.21	6.31	6.44	6.81	7.51
91.85156250	5.92	6.04	6.20	6.30	6.43	6.79	7.47
91.97656250	5.92	6.03	6.19	6.29	6.42	6.77	7.44
92.10156250	5.91	6.02	6.18	6.28	6.40	6.75	7.41
WAL	**23.86**	**18.53**	**13.91**	**11.91**	**10.06**	**6.88**	**4.38**
Mod Durn	**22.36**	**16.99**	**12.71**	**10.91**	**9.29**	**6.58**	**4.21**
Mod Convexity	**5.19**	**3.08**	**1.77**	**1.32**	**0.97**	**0.47**	**0.20**
Principal Window	**Apr22 - Mar33**	**Oct16 - Mar33**	**Jan13 - Mar33**	**Aug11 - Mar33**	**Jul10 - Mar33**	**Feb09 - Mar33**	**May07 - Jan08**
LIBOR_1MO	1.31	1.31	1.31	1.31	1.31	1.31	1.31
Prepay	100 PSA	200 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA

Yield Curve	Mat	1MO	3MO	6MO	2YR	5YR	10YR	30YR
	Yld	1.12618	1.15921	1.19658	1.65772	2.94336	3.98498	4.90248

4/23/2003 04:52 PM

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr ument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms o f any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case m ay be, prepared by the issuer which could contain material information not contained herein and to which the pr ospective purchasers are referred. In the event of any such offering, this inf ormation shall be deemed superseded, amended and supplem ented in its entirety by such Prospect us or Private Placement Memorandum. Such Prospectus or Private Placement Mem orandum will contain all material information in respect of any securities of fered thereby and any decision to invest in such securities shoul d be made solely in reliance upon such Prospectus or Private Placement Memorandum . Certain assumptions may have been m ade in this analysis which have resulted in any returns det ailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a m aterial impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to t his information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transaction in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availabili ty are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, any by Morgan Stanley Japan Ltd. We recomm end that such investors obtain the advice of thei r Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. repre sentative about the i nvestments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFI NED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.